SECURITIES AND EXCHANGE COMMISSION
              Washington, DC 20549

                     FORM 10SB

  General Form for Registration of Securities of
           Small Business Issuers

  Under Section 12(b) or (g) of the Securities
           Exchange Act of 1934

     American Prepaid Legal Services, Inc.
     (Exact name of Small Business Issuer
            in its charter)

COLORADO					      65-1147083
(State or other jurisdiction of          (IRS employer
incorporation or organization)          Identification No.)


1000 Brickell Avenue, Suite 375, Miami, FL            33131
(Address of principal executive offices)            (Zip Code)

Registrant's Telephone number, including area code: (305) 702-5551

Securities to be registered pursuant to Section
12(b) of the Act:
None

Securities to be registered pursuant to Section
12(g) of the Act:
Common Stock, $.01 par value


Forward-Looking Statements and Associated Risk.
This Registration Statement contains forward-
looking statements including statements regarding,
among other items, American Prepaid's growth
strategies, and anticipated trends in American
Prepaid's business and demographics.   These
forward-looking statements are based largely on American Prepaid's expectations and are subject to a number of risks and uncertainties, certain of which are beyond American Prepaid's control.
Actual results could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

American Prepaid was incorporated on April 19,
1983, in the State of Colorado.

Securities authorized by its Articles of Incorporation are 10,000,000 Common Shares with a par value of $.01.

American Prepaid originally went into the prepaid legal business, whereby clients paid an annual fee and were provided certain legal services by designated attorneys in each town. American
Prepaid was not successful because of lack of capital and became dormant in 1986. Other companies offering these same services have been very successful such as Prepaid Legal, Ada, Oklahoma, traded on the New York Stock Exchange as
PPD. Today this business is in an upward trend.
Once its shares become tradeable, American
Prepaid's management may continue this same business, again via the internet or it may sell its prepaid legal business, or it may seek to acquire or be acquired by a company engaged in a different line of business more related to the current trends and will accordingly change its name.

American Prepaid plans to, depending on the geographic region and location, size of firm, extent of operations and the like, desires to acquire control of or an interest in or be acquired by other companies involved in these industries: real estate construction, development, investment banking, asset management, or other related financial services. In order to improve synergy and increase profitability, American
Prepaid intends to acquire or be acquired by businesses that are compatible with the experience of its management.

Competition.   There is significant competition in
the prepaid legal business and in seeking the
right merger candidates. Almost all the companies
with which American Prepaid will competes are
substantially larger, have more substantial
histories, backgrounds, experience and records of
successful operations, greater financial,
technical, marketing and other resources, more
employees and more extensive facilities than
American Prepaid now has, or will have in the
foreseeable future.   It is also likely that other
competitors will emerge in the near future.
There is no assurance that American Prepaid will compete successfully with other established companies. American Prepaid shall compete on the basis of quality and price, but management feels the internet could provide real savings of membership sales. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Dependence on One or a Few Major Customers.
American Prepaid does not know at this time which industry it will pursue successfully nor the size of its customer base.

Employees. American Prepaid currently has one
employee and no part time persons. American
Prepaid shall employ individuals as required.   In
addition it will utilize the services of consultants on an "as needed" basis.

Seasonal Nature of Business Activities.   American
Prepaid's business activities are not seasonal.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
PLAN OF OPERATIONS

Trends and Uncertainties.  Demand for American
Prepaid's products and services will be dependent on, among other things, market acceptance of American Prepaid's internet concept, its proposed internet marketing operations and general economic conditions that may be cyclical in nature.
Inasmuch as a major portion of American Prepaid's activities will be the receipt of revenues from the sales of its memberships, products and services, American Prepaid's business operations, upon commencement, may be adversely affected by American Prepaid's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   American
Prepaid will require additional capital in order to meet its future corporate obligations and in order to commence and expand its strategic business plans.

For the nine months ended September 30, 2001 and 2000, American Prepaid did not pursue any investing activities.

For the years ended December 31, 2000 and 1999,
American Prepaid did not pursue any investing activities.

For the nine months ended September 30, 2001, American Prepaid received operating expenses of $3,458 and cash of $1,000 from affiliates.

For the nine months ended September 30, 2000, American Prepaid did not pursue any financing activities.

For the years ended December 31, 2000 and 1999,
American Prepaid did not pursue any financing activities.

Results of Operations.  For the nine months ended
September 30, 2001, American Prepaid received no
revenue and had a net loss of $3,458.   Operating
costs and expenses were $3,458 and consisted of $1,450 in accounting fees and $2,008 paid to stock transfer agent.

For the nine months ended September 30, 2000, American Prepaid received no revenue and had no operating expenses.

For the year ended December 2000, American Prepaid received no revenues and had no operating expenses.

For the year ended December 2001, American Prepaid had a net loss of $3,458 which consisted of $1,450 in accounting fees and $2,000 paid to stock transfer agent.

Plan of Operation. American Prepaid is not
delinquent in any of its obligations even though
American Prepaid has generated no operating
revenues.   However, American Prepaid continues
its efforts to raise capital.   American Prepaid
does not currently have sufficient capital to
expand operations for the next twelve months and
will have to raise additional capital to meet its
business objectives as well as 1934 Act reporting
requirements.   American Prepaid intends to pursue
its business plan and meet its reporting requirements utilizing cash made available from internet sales and the private and future public sale of its securities. American Prepaid's management is of the opinion that revenues from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

Other than described above, American Prepaid does not expect to need a significant number of employees during the next twelve months.

On a long-term basis, American Prepaid's liquidity is dependent on expansion of its internet sales operations, revenue generation, additional infusions of capital and potential debt financing.
American Prepaid management believes that additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that American Prepaid will be able to obtain the needed additional equity or debt financing in the future.

During 1999, American Prepaid incurred
professional services expenses in the amount of $60,515, for which 6,051,500 shares of its $.01 par value common stock were issued to
International Yacht Club Voting Trust. Management believes this is the fair value of the expenses provided.

ITEM 3.  DESCRIPTION OF PROPERTY.

American Prepaid owns no real property at this time and has no agreements to acquire any property. American Prepaid currently uses office space at 1000 Brickell Avenue, Suite 375,in Miami,
Florida to conduct its operations. This office space is provided, at no cost at the present, by an entity owned by an officer of American Prepaid.
American Prepaid intends to use this office space for its internet sales operations until it generates revenue sufficient to lease space under its own name.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

There are currently 6,320,025 Common Shares
outstanding, owned by 736 shareholders.  The
following tabulates holdings of shares and other
securities of American Prepaid by each person who,
subject to the above, at the date of this
prospectus, holds of record or is known by
Management to own beneficially more than 5.0% of
the Common Shares and, in addition, by all
directors and officers of American Prepaid
individually and as a group.   Each named
beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Shareholdings at Date of
This Prospectus

                                                     Percentage of
                                 Number & Class		 Outstanding
Name and Address                   of Shares          Common Shares
Associates Consulting Group(1)     4,185,400		   	68.64%
   2618 SW 23 Terrace
   Ft. Lauderdale, FL 33312

Robert Alvarez		              -0-			   	 -0-
   P.O. Box 31097
   Miami, FL 33231

Luis R. Cruz (2)			        -0-			       -0-
   8435 SW 156 Ct, #1015
   Miami, FL 33193

Herman H. Larsen (3)		        -0-			       -0-
   P.O. Box 360
   Hot Springs, AK71902

Angel Suarez			     2,000,000	      	31.65%
   1000 Brickell Ave., #900
	Miami, FL 33131

Officers and Directors as a Group:    -0- shares
(3 persons)

(1) Robert Alvarez is President and a Director of
American Prepaid. Shares are issued to the name of Associates Consulting Group (133,900 shares) and
Omega Good News Foundation (100,000 shares), entities controlled and/or managed by Mr. Alvarez and 4,000,000 shares were issued to International
Yacht Club Voting Trust, an entity also controlled by Associates Consulting Group, in which Mr.
Alvarez is Secretary and Director.

(2) Luis R. Cruz is Secretary and Director of
American Prepaid.

(3) Herman H. Larsen is a Director of American
Prepaid.

(4) 2,000,000 shares previously issued to International Yacht Club Voting Trust were assigned to Mr. Angel Suarez for accounting services as Controller and for overseeing the day to day operations of American Prepaid.

(5)Pursuant to Rule 13d-3 under the Securities
Exchange Act of 1934, as amended, beneficial
ownership of a security consists of sole or shared
voting power (including the power to vote or
direct the voting) and/or sole or shared
investment power (including the power to dispose
or direct the disposition) with respect to a
security whether through a contract, arrangement,
understanding, relationship or otherwise.   Unless
otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as directors until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of American
Prepaid. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of American
Prepaid, supervising the development business plan, and review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of American Prepaid.
Directors receive no cash compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 2000.

The Executive Officers and Directors are:

Name               	Position      	  Term(s) of Office
Robert Alvarez    Chairman of the Board,         June 1995
                   President and Director        to present


Luis R. Cruz      Secretary, Director   		January 2001
                                                 to present

Herman H. Larsen  Director		  		June 1999
						  		to present

RESUMES

ROBERT ALVAREZ. Mr. Alvarez has 24 years of experience in investments. As a consultant, he has completed numerous acquisitions and mergers, generating capital for companies in both the private and public markets, as well as designing and implementing marketing programs. His work since 1972 has been both corporate and marketing consulting services in a wide range of industries.
Beginning in 1969, through 1971, he was directly involved in the underwriting process of numerous small to medium-sized initial public offerings. He assisted in project development, sales management, sales motivation, market analysis, personnel recruitment, investment banking and equipment leasing.

Mr. Alvarez currently consults with Associates
Consulting Group in Fort Lauderdale, Florida. As
Director, he has managed corporate roll-ups in various industries, including auto parts, trucking, insurance sales and franchising. From
1965 to 1971 he was self-employed consulting for clients in various industries, while doing initial public offerings. He worked for a variety of companies in creating various marketing programs for products and created franchise companies.
Products included snack foods, beverage service, popcorn, auto parts, pet care, batteries and vending services.

From 1952 through 1965, he was engaged in private business, which included transportation, farming, construction, ranching and truck brokerage and grain brokerage. From 1950 through 1959 he was Sergeant First Class in the United States Army
National Guard. Mr. Alvarez graduated from Ocala
High School in 1952. Mr. Alvarez attended special courses at Central Florida Jr. College in 1960 and
1961. He also attended special classes at Arizona
State University at Tempe with course work in securities and marketing.

LUIS R.CRUZ. Mr. Cruz is involved in the computers and data processing fields, specializing in Microsoft technology, systems installations and equipment repairs and maintenance. Mr. Cruz graduated from Sunset High School in Miami,
Florida in the year 2000; he is presently enrolled in The Academy, at Coconut Grove, Florida, an institution dedicated to advanced computer technology. He has experience in internet design and operations and in customer service.

HERMAN H.LARSEN. Mr. Larsen is a resident of Hot
Springs, Arkansas; in 1983 he founded and became
Director and Executive Vice-President of United
Investors Holding Company, Inc. and American
Prepaid Legal Services, Inc. Prior to that he had formed and became Officer and Director of Midwest
Management & Marketing Corporation and Empire Land
Corporation. He is also a former partner in Harmony Hills West Subdivision and Hoggard and
Larsen Real Estate Company, and was the Secretary of United Founders Holding Corporation. He is a member of the Chamber of Commerce and Veterans of Foreign Wars. In 1987 Mr. Larsen semi-retired and moved to Hot Springs, Arkansas, where he resides today. He now consults with Associates Consulting
Group in Miami, Florida.

Robert Alvarez will devote up to approximately 20%
of his time to the business until circumstances
justify additional commitments of time. Luis R.
Cruz will devote approximately 5% of his time to
the business.    Herman H. Larsen will devote
approximately 5% of his time to the business.

Remuneration.   No salaries have been paid to
executive officers and there are currently no proposed employment arrangements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

During the period ended September 30, 2001
Associates Consulting Group, an entity managed by Robert Alvarez, President, advanced American
Prepaid $3,458 for operating expenses and $1,000 in cash. These amounts are payable on demand and are non-interest bearing.

There have been no other related party
transactions or any other transactions or regulations required to be disclosed pursuant to
Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements
constitute brief summaries of American Prepaid's
Certificate of Incorporation and Bylaws, as amended.

Common Shares.  American Prepaid's articles of
incorporation authorize it to issue up to
10,000,000 Common Shares, $.01 par value per
Common Share.   All outstanding Common Shares are
legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or
dissolution, each outstanding Common Share will be entitled to share equally in the assets of American Prepaid legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or
restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. American Prepaid has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of American Prepaid. Accordingly, future dividends, if any, will depend upon, among other considerations, American Prepaid's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of
American Prepaid are entitled to voting rights of One Hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable,
have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Signature Stock Transfer, Inc.
acts as American Prepaid's transfer agent.

                PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

Market Information.   American Prepaid common
stock is not listed in the pink sheets or in the OTC Bulletin Board maintained by the NASD.

Holders.   The approximate number of holders of
record of American Prepaid's common stock, as of November 30, 2001 was 736.

Dividends.   Holders of American Prepaid's common
stock are entitled to receive such dividends as may be declared by its board of directors.

ITEM 2.  LEGAL PROCEEDINGS

American Prepaid is not a party to any legal proceedings nor is American Prepaid aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.

During American Prepaid's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with American
Prepaid's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the year ended December 31, 1999, American
Prepaid issued 6,051,500 common shares to International Yacht Club Voting Trust (6,000,000 shares, to Associates Consulting Group (31,100 shares) and to others (20,400 shares) for services valued at $60,515. Both International Yacht Club
Voting Trust and Associates Consulting Group are entities controlled and/or managed by Mr. Robert
Alvarez, Chairman of the Board, President and
Director of American Prepaid. International Yacht
Club Voting Trust (6,000,000 shares, to Associates
Consulting Group (31,100 shares) and to others
(20,400 shares) for services valued at $60,515.
Both International Yacht Club Voting Trust and
Associates Consulting Group are entities controlled and/or managed by Mr. Robert Alvarez, Chairman of the Board, President and Director of American Prepaid.

The common shares were issued to sophisticated individuals/entities pursuant to an exemption from registration under Sec. 4(2) of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. American Prepaid shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Colorado, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of American Prepaid, or served any other enterprise as director, officer or employee at the request of American Prepaid. The Board of Directors, in its discretion, shall have the power on behalf of American Prepaid to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of American Prepaid.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of American
Prepaid, American Prepaid has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by American Prepaid of expenses incurred or paid by a director, officer or controlling person of American Prepaid in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, American Prepaid will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING
THE CORPORATION FOR LIABILITIES ARISING UNDER THE
SECURITIES ACT OF 1933, IS HELD TO BE AGAINST
PUBLIC POLICY BY THE SECURITIES AND EXCHANGE
COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

The following financial statements required by
Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet dated September 30, 2001
Unaudited Statement of Operations for the nine months ended September 30, 2001 and 2000
Unaudited Statement of Cash Flows for the nine months ended September 30, 2001 and 2000
Notes to Unaudited Condensed Financial Statements

Independent Auditor's Report dated September 14,
2001
Balance Sheet - December 31, 2000
Statement of Operations for the years ended
December 31, 2000 and 1999
Statement of Changes In Stockholders' Equity for the years ended December 31, 2000 and 1999
Statement of Cash Flows for the years ended
December 31, 2000 and 1999
Notes to Financial Statements

American Prepaid Legal Services, Inc.
Balance Sheet
September 30, 2001
(Unaudited)


Assets

Current assets
  Cash                                               $        1,000
                                                      =============
Liabilities and Stockholders' (Deficit)

Current liabilities
  Due to affiliates                                  $        4,458
                                                      -------------
Stockholders' (deficit)
 Common stock, $.01 par value, 10,000,000
  shares authorized, 6,320,025 shares issued
  and outstanding                                            63,200
  Additional paid-in capital                                539,526
  Accumulated deficit                                      (606,184)
                                                      -------------
                                                             (3,458)
                                                      -------------
                                                      $       1,000
                                                      =============

See the accompanying notes to
   the financial statements.

American Prepaid Legal Services, Inc.
Statements of Operations
Nine Months Ended September 30, 2001 and 2000
(Unaudited)

                                           2001                 2000
                                           ----                -----
Revenue:                              $        -            $       -
                                      ----------            ---------

Operating Costs and Expenses:
                                           3,458               -
                                      ----------            ---------
Net (loss)                            $   (3,458)           $ -

Per Share Information - basic and
   fully diluted:
Weighted average common shares
Outstanding                         6,320,025            3,653,358
                                      ==========           ==========

   (Loss) per share                $    (0.00)          $    -

See the accompanying notes to
the financial statements

American Prepaid Legal Services, Inc.
Statements of Cash Flows
Nine Months Ended September 30, 2001 and 2000
(Unaudited)

                                                       2001       2000
Cash flows from operating activities:
  Net cash (used in) operating activities           $     -     $    -
                                                     --------   ------
Cash flows from investing activities:
  Net cash provided by (used in) investing
  Activities                                              -        -
                                                     --------  -------
Cash flows from financing activities:
  Proceeds from related party loans                    1,000       -
                                                     --------  -------
  Net cash provided by financing activities            1,000       -
                                                     --------  -------
Increase (decrease) in cash and cash equivalents       1,000       -
Cash and cash equivalents, beginning of period            -        -
                                                     --------  -------

Cash and cash equivalents, end of period           $    1,000  $   -
                                                     ========   ======

Supplemental cash flow information:
   Cash paid for interest                          $       -   $     -
   Cash paid for income taxes                      $       -   $     -

See the accompanying notes to the financial statements.

AMERICAN PREPAID LEGAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
(UNAUDITED)


(1)	Basis Of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and Item 310(b) of Regulation SB. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of American Prepaid as of December 31, 2000 and for the two years then ended, including notes thereto.

(2)	Earnings Per Share

American Prepaid calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings
(loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods presented common stock equivalents, if any, were not considered as their effect would be anti dilutive.

(3)	Related Party Transactions

During the period ended September 30, 2001 affiliates of American Prepaid advanced $3,458 for operating expenses and $1,000 in cash.

To the Board of Directors and Shareholders:
American Prepaid Legal Services, Inc.


We have audited the balance sheet of American
Prepaid Legal Services, Inc. as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of American Prepaid's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Prepaid Legal
Services, Inc. as of December 31, 2000, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.



Stark Winter Schenkein & Co. LLP
Certified Public Accountants

Denver, Colorado
September 14, 2001

American Prepaid Legal Services, Inc.
Balance Sheet
December 31, 2000

                       Assets
Current assets
  Total current assets                        $             -
                                              ---------------


Liabilities and Stockholders' Equity

Current liabilities
  Total current liabilities                  $              -
                                             ----------------

Stockholders' (deficit)
  Common stock, $.01 par value,
  10,000,000 shares authorized,
  6,320,025 shares issued and outstanding             63,200
  Additional paid-in capital                         539,526
  Accumulated deficit                               (602,726)
                                             ---------------
                                                           -
                                             ---------------
                                             $             -
                                             ===============

See the accompanying notes to
 the financial statements.

American Prepaid Legal Services, inc.
Statements of Operations
Years Ended December 31, 2000 and 1999

                                                2000          1999
                                                -----        -------
Revenue:                                     $      -       $      -

Operating Costs and Expenses:                       -         60,515
                                             --------       --------
Net (loss)                                   $      -       $(60,515)
                                             ========       ========
Per Share Information - basic and
  Fully diluted:

Weighted average common shares
 Outstanding                                6,320,025      4,320,025
                                            =========      =========
(Loss) per share                            $       -      $   (0.01)
                                            =========      =========

See the accompanying notes to
 the financial statements.

American Prepaid Legal Services, Inc.
Statement of Stockholders' Equity
Years Ended December 31, 1999 and 2000

                                  Common Stock   Additional     Accumulated
                                  ------------
                              Shares     Amount  Pd.in Capital    Deficit     Total
                              ------     ------  -------------   ---------  -------
Balance December 31, 1998    268,525   $ 2,685    $   539,526    $(542,211) $    -

Shares issued for services 6,051,500    60,515                               60,515

Net (loss) for the year	           -         -             -       (60,515)(60,515)
                           ----------  ---------  ------------   ---------- -------
Balance December 31, 1999  6,320,025    63,200       539,526      (602,726)       -

Net (loss) for the year	           -         -             -             -        -
                          -----------  ---------  ----------    ----------- -------

Balance December 31, 2000   6,320,025 $ 63,200   $   539,526    $  (602,726) $     -
                           ==========  ========   ==========     ==========  =======

See the accompanying notes to
 the financial statements.

American Prepaid Legal Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2000 and 1999

                                                             2000           1999
                                                             ----           -----
Cash flows from operating activities:
Net (loss)                                               $      -         $ (60,515)
Adjustments to reconcile net (loss) to net cash provided by
(used in) operating activities:
 Common shares issued for services                              -            60,515
                                                          ---------       ----------
  Net cash provided by (used in) operating activities	          -                 -
                                                          ---------       ----------
Cash flows from investing activities:
  Net cash provided by (used in) investing activities	          -                 -
                                                          ---------       ----------
Cash flows from financing activities:
  Net cash provided by (used in) financing activities	          -                 -
                                                          ---------       ----------
Increase (decrease) in cash and cash equivalents                -                 -

Cash and cash equivalents, beginning of period                  -                 -
                                                          ----------     -----------
Cash and cash equivalents, end of period                        -                 -
                                                          ==========    ============

Supplemental cash flow information:
   Cash paid for interest	                           $      -       $         -
   Cash paid for income taxes	                           $      -       $         -

See the accompanying notes to
  the financial statements.

American Prepaid Legal Services, Inc.
Notes to Financial Statements
December 31, 2000

NOTE 1 - ACCOUNTING POLICIES

Organization

American Prepaid was incorporated under the laws of the State of Colorado on April 19, 1983.
American Prepaid ceased operations during 1986 and was dissolved by the Secretary of State of Colorado during 1989. During January 1995 American
Prepaid was reinstated by the State of Colorado.
American Prepaid has adopted December 31 as its year end and currently has no business activity.

Revenue Recognition

American Prepaid recognizes revenue when services are performed.

Cash and Cash Equivalents

American Prepaid considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

American Prepaid follows Statement of Financial
Accounting Standards No. 128, "Earnings Per Share"
("SFAS No. 128"). Basic earnings per common share
("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

During the periods presented common stock equivalents were not considered as their effect would be anti-dilutive.

Segment Reporting

American Prepaid follows Statement of Financial
Accounting Standards No. 130, "Disclosures About
Segments of an Enterprise and Related
Information." American Prepaid operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

American Prepaid follows Statement of Financial
Accounting Standard No. 109, "Accounting for
Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent Pronouncements

In December 1999, the Securities and Exchange
Commission issued Bulletin No. 101 ("SAB 101").
SAB 101 provides guidance on applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements and is effective in American Prepaid's fourth quarter of 2000. The implementation of SAB
101 did not have an impact on American Prepaid's operating results.

In July, 2001, the Financial Accounting Standards
Board (FASB) issued Statement of Financial
Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and
Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142.
American Prepaid does not believe the adoption of these standards will have a material impact on American Prepaid's financial statements.

In July 2001, the Financial Accounting Standards
Board (FASB) issued Statement of Financial
Accounting Standards (SFAS) No. 143, Accounting for
Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. American Prepaid is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144,
Accounting for the Impairment or Disposal of Long-
Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB
Statement No. 121, Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to Be
Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. American
Prepaid is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

NOTE 2 - INCOME TAXES

The provision for income taxes for the years presented has been computed in accordance with Financial Accounting Standards Board Statement No.
109, Accounting for Income Taxes. There are no material differences between financial statement income and taxable income.

The amounts shown for income taxes in the statements of operations differ from amounts that would be derived from computing income taxes at federal statutory rates. The following is a reconciliation of those differences.

                                        2000  1999
                                        ----  ----
   Tax at federal statutory rate         34%   34%
   Net operating loss                   (34)  (34)
                                        ----  ----
                                          - %  - %
                                        ===== =====

NOTE 3 - STOCKHOLDERS' EQUITY

During the year ended December 31, 1999 American
Prepaid issued 6,051,500 shares of its $.01 par value common stock in exchange for services valued at $60,515 which management believes is the fair value of the services provided.

        PART III


ITEM 1.  INDEX TO EXHIBITS

(1) Charter and By-Laws
(2) Common stock certificate



ITEM 2.  DESCRIPTION OF EXHIBITS

(1.1) Articles of Incorporation
(1.2) Bylaws
(2)   Common Stock Certificate


                  SIGNATURES

In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American Prepaid Legal Services, Inc.

Date:  December 11, 2001	/s/ Robert Alvarez
                            ---------------------

					By: Robert Alvarez
					    President